Exhibit 99.1

Press Release

Ardmore Shipping Corporation Announces Secondary Public Offering by GA Holdings LLC and Ardmore’s Concurrent Repurchase of Common Stock

HAMILTON, Bermuda, Nov. 27, 2017 — Ardmore Shipping Corporation (NYSE: ASC) (“Ardmore” or the “Company”) today announced that GA Holdings LLC (the “Selling Shareholder”) intends to offer for sale in an underwritten public offering 5,579,978 shares of the Company’s common stock. The Company expects to grant the underwriter a 30-day option to purchase up to an additional 634,497 shares of common stock. Subject to completion of the offering, the Company has agreed to purchase from the underwriter 1,350,000 shares of its common stock that are subject to this offering and to purchase from the Selling Shareholder in a privately-negotiated transaction an additional 85,654 shares of its common stock, in each case at a purchase price per share equal to the price per share paid by the underwriter to the Selling Shareholder in the offering (together, the “Share Repurchase”). Upon completion of the offering, the Share Repurchase and the distribution by the Selling Shareholder to certain of its members of its remaining 122,310 shares of Company common stock in connection with the offering, the Selling Shareholder will not own any shares of the Company’s common stock.

The Company will not receive any proceeds from the sale of common stock by the Selling Shareholder. The Company intends to use the net proceeds from the sale of common stock to the underwriter pursuant to any exercise by the underwriter of its option to purchase additional shares for general corporate purposes. The Company expects to fund the Share Repurchase with cash on hand.

Ardmore’s common stock is listed on the New York Stock Exchange under the symbol “ASC”.

Morgan Stanley will act as the underwriter for the offering.

When available, copies of the prospectus supplement and accompanying base prospectuses related to the offering may be obtained from Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014-4606.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The proposed offering of these shares of common stock is being made only by means of one or more prospectus supplements and related prospectuses.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of mid-size product and chemical tankers ranging from approximately 25,000 Dwt to 50,000 Dwt. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore’s core strategy is to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships, maintain its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools and time charters and enjoys close working relationships with key commercial and technical management partners. Ardmore views the continued development of these relationships as crucial to its long-term success.

Forward Looking Statements

The statements in this news release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, but are not limited to, those discussed in Ardmore’s public filings with the U.S. Securities and Exchange Commission. Ardmore undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

Investor Relations Enquiries:

Mr. Leon Berman

The IGB Group

45 Broadway, Suite 1150

New York, NY 10006

Tel: 212-477-8438

Fax: 212-477-8636

Email: lberman@igbir.com

Or

Mr. Bryan Degnan

The IGB Group

45 Broadway, Suite 1150

New York, NY 10006

Tel: 646-673-9701

Fax: 212-477-8636

Email: bdegnan@igbir.com